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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of July 2003


                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F  X                Form 40-F
                             ----                        -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                        Yes                      No   X
                            -----                   -----

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     Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K, a fair and accurate English language translation of:

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

Exhibit 99.1:     a fair disclosure on the Company's board of directors' rejection of the proposed foreign investment, filed with Korea Securities Dealers
                  Association Automated Quotation Market ("KOSDAQ") on  July 3, 2003;

Exhibit 99.2:     a disclosure on inquiry regarding the proposed foreign investment, filed with the KOSDAQ on July 3, 2003;

Exhibit 99.3: a notice of correction, filed with the KOSDAQ and the Financial Supervisory Commission of Korea on July 3, 2003;

Exhibit 99.4:     a corporate disclosure on the resolution of the Company's board of directors on the calling of an extraordinary shareholders' meeting of the
                  Company, filed with the KOSDAQ and the Financial Supervisory
                  Commission of Korea on July 3, 2003; and

Exhibit 99.5:     a corporate disclosure on the Company's lease of real estate from a shareholder, filed with the KOSDAQ and the Financial Supervisory
                  Commission of Korea on July 4, 2003.
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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     HANARO TELECOM, INC.



Date: July 7, 2003                   By:  /s/ Kyu June Hwang
                                         ---------------------------------------
                                         Name:  Kyu June Hwang
                                         Title: Managing Director



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EXHIBIT INDEX

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
Exhibit No.       Description
-----------       -----------
99.1:             a fair disclosure on the Company's board of directors' rejection of the proposed foreign investment, filed with KOSDAQ on July 3, 2003;

99.2:             a disclosure on inquiry regarding the proposed foreign investment, filed with the
                  KOSDAQ on July 3, 2003;

99.3:             a notice of correction, filed with the KOSDAQ and the Financial Supervisory
                  Commission of Korea on July 3, 2003;

99.4:             a corporate disclosure on the resolution of the Company's board of directors on the calling of an extraordinary shareholders' meeting of the Company, filed with the KOSDAQ and the Financial Supervisory Commission of Korea on July 3, 2003; and

99.5:             a corporate disclosure on the Company's lease of real estate from a shareholder, filed with the KOSDAQ and the Financial Supervisory Commission of Korea on July 4, 2003.
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